Exhibit 99.1

NORTH SYDNEY, Australia – 15 April 2024 – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ: IONR), moved one step closer toward construction at its Rhyolite Ridge Lithium-Boron site, following the Bureau of Land Management’s (BLM) planned issuance of the project’s draft Environmental Impact Statement (EIS), as referenced in the BLM’s statement on 12 April 2024.1 The pending release of this draft EIS is the first to be issued from the Biden Administration as part of its efforts to accelerate domestic lithium production.  It is the result of years of effective collaboration between Ioneer and federal, state and local agencies and Tribal Nations. It marks a key milestone in the environmental permitting review process for the proposed greenfield project in Esmeralda County, Nevada, set to inject a critical supply of integral transition materials into the U.S. EV battery production supply chain.

The draft document will include Ioneer’s efforts to redesign and relocate proposed project activity away from Tiehm’s buckwheat, an endangered species classified by the U.S. Fish and Wildlife Service (FWS) in December 2022. The draft EIS will also detail Ioneer’s investments as part of a formal protection plan and propagation strategy for the Nevada plant.

The draft EIS will be available for public comment beginning Friday, 19 April. Reaching this stage of the National Environmental Policy Act (NEPA) permitting process reflects federal inter-agency collaboration and agreement that the draft document is ready for public input. Following the prescribed 45-day comment period, which will include BLM-organized public meetings, the BLM will incorporate feedback into a final draft and issue a final EIS and a Record of Decision (ROD), expected in October 2024. Upon issuance of a positive ROD, construction at Rhyolite Ridge can begin following a Final Investment Decision (FID). Based on that timeline, Ioneer anticipates production to begin in 2027.

“The forthcoming release of the draft EIS represents six years of hard work to help build America’s critical minerals supply chain and reaffirms the viability of our investment in Nevada. Rhyolite Ridge will help accelerate the electric vehicle transition and secure a cleaner future for our children and grandchildren. As we move through the final steps in the federal permitting process, Ioneer will keep working to ensure this world-class project will operate efficiently and sustainably,” said James Calaway, Ioneer’s Executive Chairman.

“This news sets a clear path forward to construction and brings us one step closer to making Rhyolite Ridge a reality. Rhyolite Ridge will be a significant, reliable and sustainable source of critical minerals for the United States,” said Bernard Rowe, Ioneer’s Managing Director. “Ioneer is committed to working with the local community, Tribal Nations and state and federal agencies to help the U.S. secure a domestic supply of the critical minerals vital to the clean energy transition.”

1 “BLM takes next step on proposed Rhyolite Ridge Lithium-Boron Mine in Nevada,” 12 April 2024. https://www.blm.gov/press-release/blm-takes-next-step-proposed-rhyolite-ridge-lithium-boron-mine-nevada

Once operational, Ioneer’s Rhyolite Ridge Lithium-Boron Project will be a leading example of responsible and sustainable mining. In July 2022, Ioneer submitted a revised plan of operations for federal permitting review, to avoid any direct impact to Tiehm’s buckwheat. After listing and designation of critical habitat, which the company supported, Ioneer worked closely with the agencies and stakeholders to develop a third iteration to detail plans to further reduce indirect impacts to the plant and reduce activity within designated critical habitat.

At the request of the BLM and FWS to further minimise impacts to the plant and its critical habitat, Ioneer’s revised design, set to be released on Friday, additionally changed the location of the quarry and overburden storage facilities to avoid any direct impacts to nearby subpopulations of Tiehm’s buckwheat and mitigate any potential indirect impacts.

Revised Plan Based on Stakeholder Feedback

2020 Proposed Plan of Operations

292.9 acres of disturbance within critical habitat before concurrent reclamation to establish functional pollinator habitat. 2.98 acres of direct impact to Tiehm’s buckwheat subpopulations.  Subpopulations 4, 5, 6a, 6b, and 7 affected.

2022 Proposed Plan of Operations

357.2 acres of disturbance within critical habitat before concurrent reclamation to establish functional pollinator habitat.  No direct impacts to Tiehm’s buckwheat subpopulations.

2024 Proposed Plan of Operations (current)

196.65 acres of disturbance within critical habitat before concurrent reclamation to establish functional pollinator habitat.  No direct impact to Tiehm’s buckwheat subpopulations.

Figure 1: Summary of progressive changes to avoid direct impacts to Tiehm’s buckwheat subpopulations (solid purple areas) and minimise disturbance within the designated critical habitat (dashed purple line). Project related surface disturbance is shown in solid grey areas. The critical habitat extends 500m in all directions from the sub-populations and covers 368 hectares (910 acres).

To date, Ioneer has voluntarily invested $2.5 million in conservation efforts and committed an additional $1 million annually to ensure the plant and its surrounding habitat are protected. Ioneer will work to ensure the plant and its habitat for pollinators are protected as it works to transplant seedlings grown at its dedicated greenhouse.

Ioneer’s investments to protect Tiehm’s buckwheat represent one piece of a comprehensive sustainability strategy at the proposed site. The on-site processing facility, supported by the company’s $700 million conditional loan commitment from the U.S. Department of Energy Loan Programs Office, will generate excess steam sufficient to power the entire project – meaning the operation will not be required to be connected to the energy grid and be entirely energy independent.

Ioneer’s approach to water management also differs from other current and proposed domestic producers. Rhyolite Ridge will recycle half of all water used. The Project will not have evaporation ponds or tailings dams and large parts of the quarry will be backfilled with overburden as mining progresses and ultimately concludes.

Estimated Project Timeline

Ioneer’s estimated timing for the Rhyolite Ridge Lithium-Boron Project is as follows:

Table 1: Ioneer Milestones (estimated and subject to change)

Milestone	Targeted timing[2]	Comment
Anticipated ROD	October 2024	Based on the current BLM timeline.
Anticipated FID	December 2024	Based on current management estimates.
Estimated Period to First Production	24-36 months	Includes supply of long-lead items and construction. Subject to lead times and when orders are placed.
Anticipated Commercial Production	2027	Produce and process high-grade lithium and boron.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS—

Ioneer Contacts:

Chad Yeftich Ioneer USA Corporation	Daniel Francis FGS Global
Investor Relations (USA)	Media Relations (USA)
E: ir@Ioneer.com	E: daniel.francis@fgsglobal.com

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA. Rhyolite Ridge is the only known lithium-boron deposit in North America and one of only two known such deposits in the world. Once operational, the low-cost, world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials vital to the clean energy transition.

2 Note: all dates are estimates only and are subject to change.

In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture. In January 2023, Ioneer received a conditional commitment from the U.S. Department of Energy Loan Programs Office for up to $700 million of debt financing.

Ioneer signed separate offtake agreements with Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.

Important notice and disclaimer

Forward-looking statements

This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses. Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions. Indications of, and guidance on, the Conditional Commitment, financing plans, future earnings or financial position or performance are also forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. Forward looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer. Such risks include, among others, uncertainties related to the finalisation, execution, and funding of the DOE financing, including our ability to successfully negotiate definitive agreements and to satisfy any funding conditions, as well as other uncertainties and risk factors set out in filings made from time to time with the U.S. Securities and Exchange Commission and the Australian Securities Exchange.  As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements, forecast financial information or other forecast. Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee as to the past, present or the future performance of Ioneer.

Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise.